Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Rio Alto Mining Limited (the “Corporation")
1950 - 400 Burrard Street
Vancouver, British Columbia
V6C 3A6 Canada

2.	Date of Material Change

May 1, 2014

3.	News Release

A press release was disseminated on April 4, 2014 via Marketwired.

4.	Summary of Material Change

Anthony Hawkshaw has retired as Chief Financial Officer effective May 1, 2014 and will not stand for re-election as director of Rio Alto Mining Limited at the next Annual General and Special Meeting of Shareholders to be held on May 12, 2014.

5.	Full Description of Material Change

5.1 Full Description of Material Change

Anthony Hawkshaw, Rio Alto’s Chief Financial Officer and director, has decided that he will not stand for re-election to the board of directors of the Company and will retire effective May 1, 2014. Mr. Hawkshaw has agreed to continue assisting the Company in an advisory capacity as required. The Board of Directors has appointed, Kathryn Johnson, Vice President, Corporate Reporting, as interim Chief Financial Officer. Ms. Johnson will serve in this capacity while the Company conducts a search for a new chief financial officer. Ms. Johnson is a Chartered Accountant and holds a Bachelor of Arts in Political Science and History from the University of British Columbia. Ms. Johnson joined the Rio Alto team, based in Vancouver, in December 2011. Prior to this, Ms. Johnson was the Corporate Controller at Petaquilla Minerals and a senior associate in the Audit and Assurance Group of PricewaterhouseCoopers LLP.

5.2 Disclosure for Restructuring Transactions

Not Applicable

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

The name and business number of the executive officer of the Corporation who is knowledgeable about the material change and this report is:

Alexander Black, President & CEO
Tel: (604) 628-1401

9.	Date of Report

May 1, 2014